PEDEVCO CORP.
4125 Blackhawk Plaza Circle, Suite 201
Danville, California 94506

July 9, 2013

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:  H. Roger Schwall, Assistant Director

Re:	PEDEVCO CORP. - Request to Withdraw Registration Statement on Form S-1 - File No. 333-184346

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), PEDEVCO CORP. (the “Company”) hereby requests the withdrawal, effective immediately, of Registration Statement on Form S-1, as amended, File No. 333-184346 (the “Registration Statement”), which was originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on October 10, 2012.  Difficult market conditions have made it impractical for the Company to proceed with the offer and sale of securities under the Registration Statement.

The Company confirms that no securities have been sold under the Registration Statement and that the Registration Statement has not been declared effective by the Commission.  The Company reserves the right to undertake a subsequent private offering of securities in reliance upon Rule 155(c) under the Securities Act.

If you have any questions about this withdrawal request, please contact our legal counsel, Marc Brown of TroyGould PC, at 310-789-1269.

Very truly yours,

PEDEVCO CORP.

By: /s/ Frank C. Ingriselli

Frank C. Ingriselli
Chief Executive Officer